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08032367

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
Expires:	October 31, 2004
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SEC FILE NUMBER

8- 67037

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/07___ AND ENDING ___12/31/07___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Equifinancial LLC*

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

_____
(No. and Street)

_____   _____   _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rachlin LLP
_____
(Name – if individual, state last, first, middle name)

_____   _____   _____   _____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

NOV 0 6 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

10/2/08

EQUIFINANCIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

EQUIFINANCIAL, LLC

TABLE OF CONTENTS

	PAGE
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
SUPPLEMENTARY INFORMATION	
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	8-9
Computation of Net Capital	10
Information Relating to Determination of Reserve Requirements and Possession or Control of Securities	11



<u>REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS</u>

To the Member
Equifinancial, LLC

We have audited the accompanying statement of financial condition of Equifinancial, LLC as of December 31, 2007, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equifinancial, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed on the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rachlin LLP

Fort Lauderdale, Florida
February 28, 2008

■■■

Rachlin LLP ■ 450 East Las Olas Boulevard ■ Ninth Floor ■ Fort Lauderdale, Florida 33301 ■ **Phone** 954.525.1040 ■ **Fax** 954.525.2004 ■ **www.rachlin.com**
An Independent Member of Baker Tilly International
M I A M I ■ F O R T L A U D E R D A L E ■ W E S T P A L M B E A C H

EQUIFINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

<u>ASSETS</u>

Cash and Cash Equivalents	$ 13,241

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Liabilities	-
Member's Equity	$ 13,241

See notes to financial statements.

-2-

EQUIFINANCIAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

Revenues:	
Commission income	$ 64,423
Expenses:	
Commissions	93,400
General and administrative	12,083
	105,483
Loss from Operations	(41,060)
Other Income	35,438
Net Loss	$ (5,622)

EQUIFINANCIAL, LLC

STATEMENT OF MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

Balance, December 31, 2006	$ 10,863
Member's Contributions	8,000
Net Loss	(5,622)
Balance, December 31, 2006	$ 13,241

EQUIFINANCIAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash Flows From Operating Activities:		
Net loss	$	(5,622)
Cash Flows From Financing Activities:		
Member contributions		8,000
Net Increase in Cash and Cash Equivalents		2,378
Cash and Cash Equivalents, Beginning		10,863
Cash and Cash Equivalents, Ending	$	13,241

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Equifinancial, LLC (the Company) was organized on May 1, 2004 as a single member LLC. The Company is a broker-dealer which became registered with the Securities and Exchange Commission (SEC) and also became a member of the National Association of Securities Dealers (NASD) on January 3, 2006. The Company engages primarily in the sales of mutual funds. The Company is subject to regulatory oversight and periodic audit by the SEC and the NASD.

The Company is an introducing broker-dealer who uses another broker-dealer to carry and clear transactions and account for its customers. Customers of Equifinancial, LLC may be private individuals or other broker-dealers. Customers remit their payments directly to the Company's clearing brokers (Oppenheimer and Guardian Insurance & Annuity Company) for investment in mutual funds and annuities. Investment options for the Company's customers consisted of Oppenheimer Mutual Funds and Annuities from the Guardian Insurance & Annuity Company, Inc (GIAC) during 2007.

Purchases and sales of securities are made under a fully disclosed clearing agreement and the Company does not hold customer funds or securities.

Revenue and Expense Recognition

Commissions are recorded on a trade date basis as securities transactions occur.

In August 2007, the Company received $35,000 from the Financial Industry Regulatory Authority. This amount was a one-time payment made to all broker dealers as part of the NYSE and NASD merger. This amount is included in other income in the accompanying statements of operations.

Cash Equivalents

For purposes of reporting cash flows, cash equivalents are all money market funds, treasury bills and certificates of deposit purchased with an original maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 2.   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $13,241 which was $8,241 in excess of its required net capital of $5,000.

NOTE 3.   INCOME TAXES

Equifinancial, LLC is a single member limited liability company. As a single member LLC, the Company is not required to file separate tax returns. Federal income taxes are reported on the individual member's income tax return. Therefore, no provision or liability for federal income taxes has been included in the accompanying financial statements.

The Company is subject to potential review or examination of federal, state and local income and payroll tax returns by various taxing authorities. Additional taxes, including penalties for non-compliance, and interest, if any, will be charged to operations when determined.

NOTE 4.   RELATED PARTY TRANSACTIONS

Expense-Sharing Agreement.

The Company has a written expense-sharing agreement with an entity owned 100% by the member of the Company (The Real Estate Resources Group, Inc.).

The agreement stipulates which entity is responsible for payment of certain expenses incurred for the benefit of Equifinancial, LLC as an NASD-registered broker-dealer. As outlined in the agreement, expenses that are regulatory in nature, including commissions, will be paid by Equifinancial, LLC. Expenses that are non-regulatory in nature shall be paid by The Real Estate Resources Group, Inc. Non-regulatory expenses include certain overhead costs that are not directly related to the operations of the broker-dealer. In addition, the agreement states that Equifinancial, LLC shall not be responsible for paying or repaying certain non-regulatory expenses consisting of salary, rent and utilities.

EQUIFINANCIAL, LLC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007



Report of Independent Certified Public Accountants on Internal Control
as Required By Rule 17a-5 of the Securities and Exchange Commission

To the Member
Equifinancial, LLC

In planning and performing our audit of the financial statements of Equifinancial, LLC (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a 3(a)(11) and the exemptive provisions of rule 15-c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

-8-



Rachlin LLP ▪ 450 East Las Olas Boulevard ▪ Ninth Floor ▪ Fort Lauderdale, Florida 33301 ▪ **Phone** 954.525.1040 ▪ **Fax** 954.525.2004 ▪ **www.rachlin.com**

An Independent Member of Baker Tilly International

MIAMI ▪ FORT LAUDERDALE ▪ WEST PALM BEACH

To the Member
Equifinancial, LLC
Page Two

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rachlin LLP

Fort Lauderdale, Florida
February 28, 2008



Rachlin
accountants • advisors

EQUIFINANCIAL, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Total Assets	$ 13,241
Less Total Liabilities	-
Net Worth	13,241
Less Non-Allowable Assets	-
Net Capital	13,241
Net Capital Required	5,000
Excess Net Capital	$ 8,241
Aggregate Indebtedness	$ -
Ratio: Aggregate Indebtedness to Net Capital	-

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) as amended for December 31, 2007 and the above calculation.

EQUIFINANCIAL, LLC

SCHEDULE II

INFORMATION RELATING TO DETERMINATION OF RESERVE REQUIREMENTS AND

POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2007

The Company operates pursuant to the (K)(2)(ii) exemptive provision of the Securities and Exchange Commission Rule 15c3-3 and does not hold customer funds or owe money or securities to customers.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2007.

